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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                             MCM Capital Group, Inc.
                             -----------------------
                                (Name of Issuer)

                          Common Stock ($.01 par value)
                          -----------------------------
                         (Title of Class of Securities)

                                    55269B10
                                    ---------
                                 (CUSIP Number)

                               John M. Allen, Esq.
                              Debevoise & Plimpton
                                875 Third Avenue
                               New York, NY 10022
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       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 August 15, 2001
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), (f) or (g), check the following box
[ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the following pages)

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CUSIP No. 55269B10                  13D



(1)     NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Consolidated Press International Holdings Limited
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(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A           (a)
        GROUP                                                ------------------
                                                             (b)
                                                             ------------------

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(3)     SEC USE ONLY

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(4)     SOURCE OF FUNDS                                                      OO

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(5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            [  ]

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(6)     CITIZENSHIP OR PLACE OF ORGANIZATION

        Commonwealth of the Bahamas
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Number of Shares         (7)     SOLE VOTING POWER                         None
Beneficially Owned by    ------------------------------------------------------
by Each Reporting        (8)     SHARED VOTING POWER                  2,249,396
Person With              ------------------------------------------------------
                         (9)     SOLE DISPOSITIVE POWER                    None
                         ------------------------------------------------------
                         (10)    SHARED DISPOSITIVE POWER             2,249,396
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(11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON                                              2,249,396

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(12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                      [  ]
        EXCLUDES CERTAIN SHARES

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(13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                30.6%

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(14)    TYPE OF REPORTING PERSON                                         HC, CO

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CUSIP No. 55269B10                  13D

(1)     NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        C.P. International Investments Limited
-----------------------------------------------------------------------------
(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)
                                                             ----------------
                                                             (b)
                                                             ----------------
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(3)     SEC USE ONLY

-----------------------------------------------------------------------------
(4)     SOURCE OF FUNDS                                                    OO

-----------------------------------------------------------------------------
(5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          [  ]

-----------------------------------------------------------------------------
(6)     CITIZENSHIP OR PLACE OF ORGANIZATION

        Commonwealth of the Bahamas
-----------------------------------------------------------------------------
Number of Shares          (7)     SOLE VOTING POWER                      None
Beneficially Owned by     ---------------------------------------------------
by Each Reporting         (8)     SHARED VOTING POWER               2,249,396
Person With               ---------------------------------------------------
                          (9)     SOLE DISPOSITIVE POWER                 None
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                         (10)     SHARED DISPOSITIVE POWER          2,249,396
-----------------------------------------------------------------------------
(11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON                                            2,249,396

-----------------------------------------------------------------------------
(12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                    [  ]
        EXCLUDES CERTAIN SHARES

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(13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              30.6%

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(14)    TYPE OF REPORTING PERSON                                           CO

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                         Amendment No. 2 to Schedule 13D


               This Amendment No. 2 to Schedule 13D is filed by Consolidated Press International Holdings Limited ("CPIHL") and C.P. International Investments Limited ("CPII," and together with CPIHL, the "Reporting Persons") to further supplement and amend the Schedule 13D originally filed by the Reporting Persons on February 22, 2000, as supplemented and amended by Amendment No. 1, dated March 22, 2001 (the "Schedule 13D"). Items 3, 5 and 7 are hereby supplemented and amended. Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Schedule 13D.

Item 3.        Source and Amount of Funds or Other Consideration.

               Item 3 is supplemented by adding the following:

               On August 15, 2001, the Company issued an additional 50,000 warrants to CTW Funding, LLC (the "LLC") in connection with the Second Amendment to Credit Agreement, dated as of June 30, 2001 (the "Second Amendment to Credit Agreement"), in consideration for its extending a secured credit facility to Midland Credit. The warrants are exercisable immediately, expire on October 31, 2005 and give the LLC the right to purchase up to 50,000 shares of the Company's Common Stock at $0.01 per share. The Second Amendment to Credit Agreement is attached hereto as Exhibit 5 and is incorporated herein by reference.

Item 5.        Interest in Securities of the Issuer.

               Item 5 is amended in its entirety to read as follows:

        (a) Pursuant to Rule 13d-3 of the Exchange Act, each of CPII and CPIHL may be deemed the beneficial owners of 2,249,396 shares of Common Stock, including 2,049,396 shares of Common Stock directly owned by CPII, the newly issued 50,000 warrants held by the LLC and 150,000 previously issued warrants (all exercisable immediately and expiring on October 31, 2005 with the right to purchase up to 200,000 shares of the Company's Common Stock at $0.01 per share). Assuming exercise by the LLC of the 200,000 warrants for 200,000 shares of the Company's Common Stock, the aggregate holdings of CPII, CPIHL and the LLC constitute approximately 30.6% of the Company's outstanding shares of Common Stock (computed on the basis of 7,161,131 shares of Common Stock currently outstanding, as reported in the Company's Form 10Q, filed with the Securities and Exchange Commission on May 15, 2001).

        (b) CPII and CPIHL each share voting and dispositive power with respect to the 2,049,396 shares of Common Stock. Additionally, CPII and CPIHL share voting and


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dispositive power with respect to the 200,000 warrants held by the LLC with the other members of the LLC.

        (c) On August 15, 2001 in return for its extending a secured credit facility to Midland Credit, the Company issued to the LLC 50,000 warrants to acquire 50,000 shares of the Company's Common Stock. See Item 3 above.

        (e) Not applicable.

Item 7.        Materials to be Filed as Exhibits.

        Exhibit 5. Second Amendment to Credit Agreement, dated as of June 30, Warrant Agreement.

        Exhibit 6. Joint Filing Agreement of the Reporting Persons, dated August 28, 2001.



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                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Date:  August 28, 2001

                            Consolidated Press International Holdings Limited



                            By  /s/ Guy Bottomley
                                ----------------------------------------
                                Name:  Guy Harold Bottomley
                                Title: Alternate Director and Secretary



                            C.P. International Investments Limited



                            By   /s/ David Barnett
                                ----------------------------------------
                                Name:  David Barnett
                                Title: Director







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